FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of September 2005.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Open IR Office in U.K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on September 27, 2005, in Kyoto, Japan

Nidec to Open IR Office in U.K.

Nidec Corporation (“Nidec”, NYSE: NJ) announced today that it is opening a new office in London on October 1, 2005, which engages in investor relations (“IR”) activities.

Purpose of the New Office:

Nidec has been actively promoting relations with investors across the world until today. In December 2003, Nidec established its first overseas IR base in New York City to ensure greater accessibility to the world’s largest investment communities and enhance the visibility across North America and Europe. Nidec’s new IR office in London, with a focus on European investors, is intended to provide company information and help broaden Nidec’s foreign investor base. Its activities involve financial briefings to investors and financial analysts, developments of new investor base, and the gathering of local market information. Nidec is the first Japanese electronic component manufacturer to place IR representatives in New York and London.

Contact:

Office Name	: NIDEC Corporation, London Representative Office

Location	: 90 Long Acre, Covent Garden, London WC2E 9RZ, UK
Tel	: 44(0)-870-351-7388
Fax	: 44(0)-870-351-7389
e-mail	SHUSAKU_DAIJO@notes.nidec.co.jp

Startup	: October 1, 2005

Representative	: Shusaku Daijo

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